UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Appendix E – Preliminary Final Report of NOVONIX Limited

Exhibit 99.2 Annual Report for the Six Months Ended 31 December 2022 of NOVONIX Limited

Exhibit 99.3 Corporate Governance Statement and Appendix 4G of NOVONIX Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Chris Burns Chris Burns Chief Executive Officer

Date: February 28, 2023